Ludex, LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (audited) and
Independent Auditor's Report

Years ended December 31, 2022 & 2021

INDEPENDENT AUDITOR'S REPORT

To Management
Ludex, LLC

We have audited the accompanying balance sheets of Ludex, LLC as of December 31, 2022 and 2021, and the related statements of operations, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Ludex, LLC as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
February 23, 2024

Vincenzo Mongio

LUDEX, LLC
BALANCE SHEETS (AUDITED)

	December 31, 2022	December 31, 2021
Assets		
Current Assets:		
Cash and Cash Equivalents	107,199	3,076,697
Accounts Receivable	12,094	-
Prepaid Expenses	4,226	6,967
Total Current Assets	**123,519**	**3,083,664**
Non Current Assets:		
Equipment, Net of Accumulated Depreciation	28,786	10,270
Software Development and Leasehold Improvements, Net of Accumulated Amortization	3,041,784	1,157,884
Security Deposits	13,934	6,967
Total Non Current Assets	**3,084,504**	**1,175,121**
Total Assets	**3,208,023**	**4,258,785**
Liabilities and Stockholders' Equity (Deficit)		
Liabilities		
Current Liabilities:		
Accounts Payable	188,409	12,307
Accrued Expenses	15,767	39,189
Deferred Revenue	47,990	-
Due to Founder	78,700	-
Wages Payable - Related Party	168,878	-
Total Current Liabilities	**499,744**	**51,496**
Non Current Liabilities:		
Convertible Notes	425,000	-
Accrued Interest	4,799	
Convertible Notes - Related Party	1,295,000	-
Accrued Interest - Related Party	40,310	-
Total Non Current Liabilities	**1,765,109**	**-**
Total Liabilities	**2,264,853**	**51,496**
Stockholders' Equity (Deficit)		
Members' Capital	5,345,986	5,344,986
Offering Costs	(92,065)	(92,065)
Accumulated Deficit	(4,310,751)	(1,045,632)
Total Stockholders' Equity (Deficit)	**943,170**	**4,207,289**
Total Liabilities and Stockholders' Equity (Deficit)	**3,208,023**	**4,258,785**

LUDEX, LLC
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (AUDITED)

	For the Years Ended	
	December 31, 2022	**December 31, 2021**
Revenues:		
Subscription Income	72,258	-
Total Revenues	**72,258**	**-**
Cost of Sales		
Cost of Sales	266,693	-
Total Cost of Sales	**266,693**	**-**
Gross Profit	**(194,435)**	**-**
Operating Expenses:		
Advertising and Marketing	305,101	141,400
Legal and Professional	169,578	25,134
Selling, General and Administrative	1,843,895	506,195
Research and Development	78,681	16,581
Rent and Lease	150,136	23,071
Guaranteed Payments - Related Party	426,122	309,745
Depreciation - Equipment	6,035	884
Amortization - Leasehold Improvements	24,491	1,010
Total Operating Expenses	**3,004,039**	**1,024,020**
Other (Income) Expense:		
Interest Income	(168)	(486)
Interest Expense	45,109	-
Organizational Costs	-	19,222
Other Expenses	21,704	750
Total Other (Income) Expense	**66,645**	**19,486**
Loss from Continuing Operations Before Income Taxes	**(3,265,119)**	**(1,043,506)**
Provision for Income Taxes	-	-
Net Loss	**(3,265,119)**	**(1,043,506)**

LUDEX, LLC
STATEMENTS OF CASHFLOWS (AUDITED)

	For the Years Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Loss	(3,265,119)	(1,043,506)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	6,035	884
Amortization	24,491	1,010
Accrued Interest	45,109	-
Changes in operating assets and liabilities:		
Accounts Payable	176,102	9,112
Accounts Receivable	(12,094)	-
Accrued Expenses	(23,422)	39,189
Prepaid Expenses	2,741	(6,967)
Deferred Revenue	47,990	-
Wages Payable - Related Party	168,878	-
Security Deposits	(6,967)	(6,967)
Net Cash Flows provided by (used in) Operating Activities	**(2,836,255)**	**(1,007,245)**
INVESTING ACTIVITIES		
Equipment	(24,552)	(11,154)
Software Development	(1,888,851)	(1,050,444)
Leasehold Improvements	(16,644)	(108,450)
Net Cash Flows provided by (used in) Investing Activities	**(1,930,047)**	**(1,170,048)**
FINANCING ACTIVITIES		
Capital Contributions, Net of Offerings Costs	1,000	5,252,921
Convertible Notes	1,720,000	-
Due to Founder	78,700	-
Net Cash Flows provided by (used in) Financing Activities	**1,799,700**	**5,252,921**
Net change in cash	**(2,966,603)**	**3,075,628**
Cash and Equivalents at the beginning of the year	3,076,697	1,069
Cash and Equivalents at the end of the year	**110,094**	**3,076,697**

LUDEX, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Class A			Class B			Class C				Members'		Accumulated		Total Members'
	Units		Amount	Units		Amount	Units		Amount		Capital		Deficit		Deficit
Balance on February 22, 2021 (Inception)	-	$	-	-	$	-	-	$	-	$	**44,986**	$	**(2,126)**	$	**42,860**
Issuance of Units	6,628,667	$	-	2,371,333	$	5,300,000	-	$	-	$	-	$	-	$	5,300,000
Offering Costs	-	$	-	-	$	-	-	$	-	$	(92,065)	$	-	$	(92,065)
Net Loss	-	$	-	-	$	-	-	$	-	$	-	$	(1,043,506)	$	(1,043,506)
Balance on December 31, 2021	**6,628,667**	**$**	-	**2,371,333**	**$**	**5,300,000**	-	**$**	-	**$**	**(47,079)**	**$**	**(1,045,632)**	**$**	**4,207,289**
Capital Contributions	-	$	-	-	$	-	-	$	-	$	1,000	$	-	$	1,000
Net Loss	-	$	-	-	$	-	-	$	-	$	-	$	(3,265,119)	$	(3,265,119)
Balance on December 31, 2022	**6,628,667**	**$**	-	**2,371,333**	**$**	**5,300,000**	-	**$**	-	**$**	**(46,079)**	**$**	**(4,310,751)**	**$**	**943,170**

Ludex, LLC
Notes to the Audited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ludex, LLC ("the Company") was formed in Delaware on February 22nd, 2021. The Company earns revenue using a mobile application platform allowing users to identify and value their sports and trading cards.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by selling a subscription service to consumers on a monthly and/or annual basis. The Company recognizes revenue after a trial period as the revenue is earned. If a consumer cancels inside the subscription term, the full amount is recognized, and no money is issued to the consumer. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period.

The Company had a deferred revenue balance of $47,990 as of December 31, 2022 where cash was received with remaining performance obligations to be satisfied.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Equipment	5	35,706	(6,920)	-	28,786
Grand Total	**-**	**35,706**	**(6,920)**	**-**	**28,786**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. The Company's internal-use software will be amortized on a straight-line basis over its estimated useful life which has not begun as of December 31, 2022.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's Class C Units issued as profit-participation rights:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, February 22, 2021	-	$ -
Granted	885,000	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2021	885,000	$ -
Granted	52,000	$ -
Vested	(221,917)	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2022	715,083	$ -

*Please see "Note 6" regarding the granting of Class C Units in lieu of those awarded by the Company.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2022, the Company had an outstanding payable of $78,700 owed to its CEO. This loan does not accrue interest, carries no security interest, and is due upon demand.

In 2022 and 2021, the Company made guaranteed payments to its CEO and COO in the respective total amounts of $426,122 and $309,745 of which $168,878 was accrued and remained outstanding as of December 31, 2022.

had outstanding wages payable of $168,878 owed to its CEO and COO. This payable accrues no interest and is due upon demand.

A portion of the Company's convertible notes involved related parties including its CEO and multiple shareholders. As of December 31, 2022, the portion of these notes had a total ending principal balance of $1,295,000 and accrued interest of $40,310 (please see "Note 5" for further information).

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

The Corporation leases its office space under a one-year operating lease requiring monthly payments of $13,000. The current lease expires in August 2023. The Company renewed the lease for an additional one-year period with an

expiration in August 2024. The lease is cancelable upon three months prior written notice. The Company intends to continue leasing the office space using one-year lease terms, resulting in no long-term rental obligations. Summaries of the Company's leasehold improvements performed at the property along with future minimum payments are provided below:

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/22
Leasehold Improvements	4-5	125,094	(25,501)	-	99,593
Grand Total	**-**	**125,094**	**(25,501)**	**-**	**99,593**

Year Ending December 31,	Payment
2023	156,000
2024	104,000
2025	-
2026	-
2027	-
Thereafter	-

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes – Throughout 2022, the Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 11.00%. The amounts are to be repaid at the demand of the holder prior to conversion with maturity dates ranging throughout 2024. The notes are convertible into the Company's Class B Units at an amount equal to the note's outstanding principal balance and any unpaid accrued interest, divided by the lesser of (x) the lowest price-per-unit sold during an equity financing event multiplied by 80%, and (y) the price-per-unit resulting from dividing the Valuation Cap by the Company's fully diluted Capitalization. The Valuation Cap of the notes ranged from $25M - $40M. All notes remained outstanding and have accrued total interest of $45,109 as of December 31, 2022.

Debt Summary

				For the Year Ended December 2022			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Convertible Notes	1,720,000	11%	2024	-	1,720,000	1,720,000	45,109
Due to Founder	78,700	N/A	On Demand	78,700	-	78,700	-
Total				**78,700**	**1,720,000**	**1,798,700**	**45,109**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	78,700
2024	1,720,000
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a multi-member limited liability company with three classes of ownership interest. A total of 6,628,667 Class A Units and 2,371,333 Class B Units were issued and outstanding as of December 31, 2022 and 2021. Only the holders of Class A and/or Class B Units are entitled to vote on any matter to be voted upon or approved by the members.

As of December 31, 2022, the Company has awarded a total of 937,000 Class C Units to employees as part of their employment agreements. These units represent profit-participation rights and vest at a rate of 1/4th on the one-year anniversary of the grant date, followed by 36-equal monthly installments until fully vested; however, the recipients of these units do not participate in any profit sharing unless there is a change of control event (please see "Equity Based Compensation" note for further information). On March 29th, 2023, the Company's management formed a separate Limited Liability Company in Delaware under the name of Ludex Employee Management Holding Company, LLC ("the Holding Company"). In 2023, the Holding Company awarded 937,000 of its Class C Units in lieu of those previously granted and owed by the Company to its employees. As of January 3, 2024, the Holding Company has awarded an additional 200,000 Class C Units to the Company's employees, resulting in a total of 1,137,000 units.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 23, 2024, the date these financial statements were available to be issued.

Over the course of 2023 and 2024, the CEO lent the Company $125,000 in a zero-interest line of credit containing no maturity date. At the conclusion of the convertible note fundraising round, the CEO has the option to convert the balance into shares of Common Stock at the same terms as the convertible notes disclosed above (please see "Note 5" for further information).

The Company has raised an additional $3,390,000 worth of convertible notes bearing the same terms and conditions as those disclosed above (please see "Note 5" for further information).

As of January 3, 2024, the Holding Company has awarded an additional 200,000 Class C Units to the Company's employees, resulting in a total of 1,137,000 units (please see "Note 6" for further information).

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses every year since inception, may continue to generate losses, and has experienced negative cash flows from operating activities in 2022 and 2021, and negative working capital as of December 31, 2022. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.